FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Hardin, Edward L. (Last) (First) (Middle) 3000 Galleria Tower, Suite 1000 (Street) Birmingham, AL 35244 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Caremark Rx, Inc. CMX 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) January 14, 2003 5. If Amendment, Date of Original (Month/Day/Year) /

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

   X   Director

         10% Owner

   X   Officer (give title below)

         Other (specify below)

Executive Vice President and General Counsel

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

         Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $.001 par value								3023.337 (1)	D
Common Stock, $.001 par value	1/14/03		M		7,500	A	$13.21
Common Stock, $.001 par value	1/14/03		S		7,500	D	$18.50
Common Stock, $.001 par value	1/14/03		M		7,500	A	$5.1875
Common Stock, $.001 par value	1/14/03		S		7,500	D	$18.50
Common Stock, $.001 par value	1/14/03		M		10,000	A	$4.1875
Common Stock, $.001 par value	1/14/03		S		10,000	D	$18.50
Common Stock, $.001 par value	1/14/03		M		25,000	A	$3.25
Common Stock, $.001 par value	1/14/03		S		25,000	D	$18.50
Common Stock, $.001 par value								350 (2)	I	Son living at home
Common Stock, $.001 par value								5,000 (2)	I	Spouse

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option	$13.00	2/21/95		A		(2)		2/21/95 (4)	2/21/05	Common Stock, par value $.001	10,000		10,000	D
Stock Option	$19.875	9/5/96		A		(2)		9/5/96 (4)	9/5/06	Common Stock, par value $.001	10,000		10,000	D
Stock Option	$18.625	1/31/97		A		(2)		1/31/97 (4)	1/31/07	Common Stock, par value $.001	10,000		10,000	D
Stock Option	$3.25	8/7/98		M			25,000 (3)	8/7/98 (5)	8/7/08	Common Stock, par value $.001	250,000		225,000	D
Stock Option	$3.00	9/21/98		A		(2)		9/21/98 (5)	9/21/08	Common Stock, par value $.001	1,000		1,000	D
Stock Option	$4.1875	4/8/99		M			10,000 (3)	4/8/99 (5)	4/8/09	Common Stock, par value $.001	100,000		90,000	D
Stock Option	$5.1875	12/8/99		M			7,500 (3)	12/8/99 (5)	12/8/09	Common Stock, par value $.001	75,000		67,500	D
Stock Option	$13.21	11/7/01		M			7,500 (3)	11/7/01 (5)	11/7/11	Common Stock, par value $.001	75,000		67,500	D

 Explanation of Responses:

(1) 1156.419 shares were purchased through the Carestock Employee Stock Purchase Plan in 2002.  (2) Previously reported, for information purposes only.  (3) These options were exercised pursuant to the terms of a Section 10b5-1 plan adopted by the Reporting Person effective December 26, 2002 for estate planning purposes.  The Reporting Person, through A.G. Edwards & Sons, Inc., may exercise up to 250,000 options and sell the underlying shares subject to the terms of the plan.  No shares to be sold under the plan may be sold for less than $18.50 per share.  The plan is scheduled to terminate on December 26, 2003.  (4) 20% of these stock options are exercisable on the grant date, and 20% on each anniversary of the grant date.  (5) 34% of these stock options are exercisable on the grant date, and 33% on each of the 1st and 2nd anniversaries of the grant date.

/s/ Edward L. Hardin, Jr. ** Signature of Reporting Person	1/15/03 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002

POWER OF ATTORNEY

                                                Know all by these presents, that the undersigned hereby constitutes and appoints each of Sara J. Finley, in her capacity as Corporate Secretary of Caremark Rx, Inc. (the “Company”), and Irene M. Graves, in her capacity as Assistant Corporate Secretary of the Company, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1)                                  execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer and/or director of the Company, Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

(2)                                  do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)                                  take any other action of any type whatsoever in connection with the foregoing which, in the reasonable opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney–in–fact’s reasonable discretion.

                                                The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney–in–fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

                                                This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

                                                IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 4th day of October, 2002.

/s/ Edward L. Hardin, Jr.